                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,  D.C.  20549

                                   FORM 11-K




[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 1996 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER 33-92428 33-75574

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant, Retirement Savings Plan as Amended

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Borg-Warner Automotive, Inc.
         200 South Michigan Avenue
         Chicago, Illinois 60604

REQUIRED INFORMATION

ITEM 4.

Financial Statements for the Years Ended December 31, 1996 and 1995 and Supplemental Schedule as of December 31, 1996 and Independent Auditors' Report

BORG-WARNER AUTOMOTIVE
DIVERSIFIED TRANSMISSION
PRODUCTS CORPORATION,
MUNCIE PLANT RETIREMENT
SAVINGS PLAN

Financial Statements as of
December 31, 1996 and 1995 and for the
Year Ended December 31, 1996 and
Supplemental Schedule as of
December 31, 1996 and
Independent Auditors' Report

BORG-WARNER AUTOMOTIVE
DIVERSIFIED TRANSMISSION PRODUCTS CORPORATION,
MUNCIE PLANT RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits,
    December 31, 1996 and 1995                                               2

  Statement of Changes in Net Assets Available for Benefits,
    Year Ended December 31, 1996                                             3

  Notes to Financial Statements,
    Years Ended December 31, 1996 and 1995                                  4-11

SUPPLEMENTAL SCHEDULE:

  Item 27a - Schedule of Assets Held for Investment Purposes,
    December 31, 1996                                                       12



(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

INDEPENDENT AUDITORS' REPORT

Borg-Warner Automotive Diversified Transmission Products
Corporation, Muncie Plant Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Borg-Warner Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Plan's financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1996 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 1996 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 16, 1997

BORG-WARNER AUTOMOTIVE
DIVERSIFIED TRANSMISSION PRODUCTS CORPORATION,
MUNCIE PLANT RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
(in Thousands)
-------------------------------------------------------------------

ASSETS                                           1996       1995
INVESTMENT IN MASTER TRUST                    $ 4,555     $  3,189

OTHER RECEIVABLE                                    2
                                              -------     --------

NET ASSETS AVAILABLE FOR BENEFITS             $ 4,557     $  3,189
                                              =======     ========


See notes to financial statements.

BORG-WARNER AUTOMOTIVE
DIVERSIFIED TRANSMISSION PRODUCTS CORPORATION,
MUNCIE PLANT RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
(IN THOUSANDS)
--------------------------------------------------------------------

                                                              1996

ADDITIONS TO NET ASSETS:
 Investment income from Master Trust (Note 4):
  Net appreciation in carrying value of investments           $  282
  Interest income                                                 12
  Dividend income                                                257
                                                              ------

    Total investment income                                      551

 Contributions from participants (Note 1)                        492
 Contributions from the Company (Note 1)                         482
                                                              ------
           Total additions                                     1,525

DEDUCTIONS FROM NET ASSETS:
 Participants' withdrawals                                       150
 Miscellaneous expense                                             7
                                                              ------
    Total deductions                                             157
                                                              ------

NET INCREASE                                                   1,368

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year          3,189
                                                              ------
NET ASSETS AVAILABLE FOR BENEFITS - End of year               $4,557
                                                              ======


See notes to financial statements.

BORG-WARNER AUTOMOTIVE
DIVERSIFIED TRANSMISSION PRODUCTS CORPORATION,
MUNCIE PLANT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995

1.  DESCRIPTION OF PLAN

    The following description of the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    GENERAL - The Plan is a participating plan under in the Borg-Warner Automotive, Inc. Retirement Savings Master Trust (the "Master Trust"). The plan sponsor is the Muncie Plant of Borg-Warner Automotive Diversified Transmission Products Corporation (the "Company"), a subsidiary of Borg-Warner Automotive, Inc. (the "Corporation").

    The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code, designed to provide eligible employees of the Company with systematic savings and tax-advantaged long-term savings for retirement. The Company has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan and the Master Trust. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan and the Master Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    ELIGIBILITY - Hourly employees of the Company who are covered by the collective bargaining agreement between the Company and UAW Local 287 may
    participate in      the Plan if they have attained the earlier of (i)
    seniority as defined in the Collective Bargaining Agreement, or (ii) one year of vested service, provided, however, in either case, such employee is not eligible to retire as of December 31, 1990 under the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Income Program.

    PARTICIPANT'S ACCOUNTS - The participant's accounts consist of the following:

    Company Retirement Account - The Company makes the following contributions based on the participants age and years of service to this account on behalf of each eligible participant:

    * $.30 for each hour for which the participant receives compensation from the Company, if the participant (i) has not attained age 35 as of the preceding January 1; or (ii) has not completed ten years of vested service;

    * $.50 for each hour for which the participant receives compensation from the Company, if the participant is (i) age 35, but less than age 40, as of the preceding January 1; or (ii) has completed ten but less than twenty years of vested service;

* $.60 for each hour for which the participant receives compensation from the Company, if the participant is (i) age 40 as of the preceding January 1; or (ii) has completed twenty or more years of vested service.

No employee contributions are made to this account.

Employee Retirement Account - Participants may voluntarily contribute from one to four percent of their compensation to this account. The Company makes contributions equal to 75 percent of participant contributions to this account.

Savings Account - Participants may voluntarily contribute from one to twelve percent of their compensation to this account. No Company contributions are made to this account.

Retiree Health Account - Participants may voluntarily contribute from one to three percent of their compensation to this account. The Company makes contributions equal to 100 percent of participant contributions to this account up to $400 per year.

MASTER TRUST - Participants may elect to invest their Company Retirement Account, Employee Retirement Account, Savings Account, and Retiree Health Account in one or more of the funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the Loan Fund and Pending Account which are not fund elections available to participants. The funds of the Master Trust are as follows:

Investment Contracts Fund - Invests in investment contracts with either highly rated insurance companies or major banks and also in short-term investments which provide liquidity.

Putnam Voyager Fund - Invests a significant portion of its assets in securities of smaller and newer issuers. The fund may borrow money to purchase additional portfolio securities. The fund also trades securities for short-term profits.

Putnam S&P 500 Index Fund - Invests primarily in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective. A small portion of the fund's assets are invested in high-quality money market instruments and financial futures contracts.

The George Putnam Fund of Boston - Invests in a well-diversified portfolio of stocks and bonds.

Borg-Warner Automotive, Inc. Stock Fund - Invests in the common stock of Borg-Warner Automotive, Inc.

Putnam Income Fund - Invests primarily in quality corporate and government bonds that pay a rate of interest in regularly scheduled payments. The fund became an eligible investment option of the Master Trust effective October 1, 1995.

Loan Fund - Invests in Plan participant loans. Participant borrowings increase the fund balance and principal repayments decrease the fund balance with proceeds reinvested in participant-directed fund investment elections. The Loan Fund does not share in the dividends, earnings, and gains of the Master Trust.

Pending Account - Represents (1) forfeitures of nonvested account balances until applied against future Company contributions, and (2) proceeds from the sale of assets prior to distribution to the newly elected investment fund.

Participant interests in each of the funds are accounted for in units of value. The following is a summary by fund of the number of units and net asset value per unit:


                                                       DECEMBER 31, 1996
                                                      NUMBER    NET ASSET
                                                        OF        VALUE
                                                       UNITS     PER UNIT

  Investment Contracts Fund                             298,935    $   1.00
  Putnam Voyager Fund                                    90,028       16.27
  Putnam S&P 500 Index Fund                              36,669       17.01
  The George Putnam Fund of Boston                      100,692       16.42
  Borg-Warner Automotive, Inc. Stock Fund                 8,909       38.50
  Putnam Income Fund                                      1,302        7.01


                                                       DECEMBER 31, 1995
                                                      NUMBER      NET ASSET
                                                        OF          VALUE
                                                       UNITS       PER UNIT
  Investment Contracts Fund                             306,426     $  1.00
  Putnam Voyager Fund                                    66,239       15.34
  Putnam S&P 500 Index Fund                              30,075       13.88
  The George Putnam Fund of Boston                       68,634       15.52
  Borg-Warner Automotive, Inc. Stock Fund                 7,478       32.00
  Putnam Income Fund                                      1,668        7.23

Contributions to, and earnings of, each fund are invested in appropriate holdings on a timely basis. All purchases of Borg-Warner Automotive, Inc. stock are made on the open market.

VESTING - Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest 100 percent upon completion of five years of vested service or upon permanent disability, death or attaining age 65, provided, however, the participant is employed by the Company on that date.

WITHDRAWALS - While participants are actively employed, no withdrawals may be made from either the Company Retirement Account, the Employee Retirement Account or the Retiree Health Account. Withdrawals may be made from the Savings Account at the participant's option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of the participants' vested account balances as permitted by the Plan subject to ERISA regulations.

LOANS - Participants may borrow up to 50 percent of their Savings Account balance with a minimum of $500 and a maximum of $50,000 limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the trustee for similar loans on the origination date. No loans are permitted from the Company Retirement Account, the Employee Retirement Account, or the Retiree Health Account.

    PRIORITIES UPON TERMINATION - Although the Company has not expressed any intent to discontinue the Plan, it has the right to do so at any time, subject to the provisions set forth in ERISA. In the event of termination, the interests of the affected participants shall become fully vested.
    The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENTS - The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contracts Fund approximates the fair value. The Investment Contracts Fund is fully benefit-responsive. The average yield for the Investments Contract Fund was 6.2% and 6.9% for the years ended December 31, 1996 and 1995, respectively. The Investment Contracts Fund is fully benefit-responsive. The loans to participants are valued at cost plus accrued interest which approximates fair value. Investments in all other funds are stated at market value as reported by the Trustee.

    ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make
    estimates   and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

    MISCELLANEOUS EXPENSES - Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund. Any other expenses incurred in respect of Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

    PAYMENT OF BENEFITS - Benefits are recorded when paid.

3.  TAX STATUS

    The Plan obtained a determination letter dated April 6, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan's management believes the Plan is currently being designed and operated in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.

4.  FUND INFORMATION

    Carrying value of Plan investments in the Master Trust as of December 31, 1996 and 1995, investment income from the Master Trust, contributions from participants, contributions from the Company, and participants' withdrawals are as follows:


                                                                                              DECEMBER 31
                                                                                         1996             1995
Carrying value of Plan investments in the Master Trust (in thousands):
 Investment Contracts Fund                                                             $     299   *     $     306   *
 Putnam Voyager Fund                                                                       1,465   *         1,016   *
 Putnam S&P 500 Index Fund                                                                   624   *           418   *
 The George Putnam Fund of Boston                                                          1,653   *         1,065   *
 Borg-Warner Automotive, Inc. Stock Fund                                                     343   *           239   *
 Putnam Income Fund                                                                            9                12
 Loan Fund                                                                                   157               126
 Money Market Forfeitures                                                                      5                 7
                                                                                       ---------         ---------
Total                                                                                   $  4,555         $   3,189
                                                                                        ========         =========

* Represent 5% or more of Plan assets.



Net appreciation in the carrying value of investments of the Master Trust for the years ended December 31, 1996 (in thousands):
 Putnam Voyager Fund                                                                                             $    54
 Putnam S&P 500 Index Fund                                                                                           107
 The George Putnam Fund of Boston                                                                                     70
 Borg-Warner Automotive, Inc. Stock Fund                                                                              51
                                                                                                                 -------
Total                                                                                                            $   282
                                                                                                                 =======

Interest income from the Master Trust
 for the years ended December 31, 1996 (in thousands):
 Loan Fund                                                                                                       $    12
                                                                                                                 -------
Total                                                                                                            $    12
                                                                                                                 =======


Dividend income from the Master Trust
 for the years ended December 31, 1996 (in thousands):
 Investment Contracts Fund                                                                                       $    19
 Putnam Voyager Fund                                                                                                  90
 The George Putnam Fund of Boston                                                                                    142
 Borg-Warner Automotive, Inc. Stock Fund                                                                               5
 Putnam Income Fund                                                                                                    1
                                                                                                                 -------

Total                                                                                                            $   257
                                                                                                                 =======

Contributions from participants
  for the year ended December 31, 1996 (in thousands):
  Investment Contracts Fund                                $   41
  Putnam Voyager Fund                                         151
  Putnam S&P 500 Index Fund                                    71
  The George Putnam Fund of Boston                            184
  Borg-Warner Automotive, Inc. Stock Fund                      42
  Putnam Income Fund                                            3
                                                           ------
Total                                                      $  492
                                                           ======


Contributions from the Company
  for the year ended December 31, 1996 (in thousands):
  Investment Contracts Fund                                $   24
  Putnam Voyager Fund                                         103
  Putnam S&P 500 Index Fund                                    50
  The George Putnam Fund of Boston                            268
  Borg-Warner Automotive, Inc. Stock Fund                      35
  Putnam Income Fund                                            2
                                                           ------
Total                                                      $  482
                                                           ======


Participants withdrawals
  for the year ended December 31, 1996 (in thousands):
  Investment Contracts Fund                                $   47
  Putnam Voyager Fund                                          22
  Putnam S&P 500 Index Fund                                    12
  The George Putnam Fund of Boston                             56
  Borg-Warner Automotive, Inc. Stock Fund                       3
  Putnam Income Fund                                            8
  Loan Fund                                                     2
                                                           ------
Total                                                      $  150
                                                           ======


5.  MASTER TRUST

    The plans participating in the Master Trust as of December 31, 1996 are the Borg-Warner Automotive, Inc. Retirement Savings Plan ("BWARSP"), the Ithaca Retirement Savings Plan ("IRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan ("MRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Local 287 Retirement Investment Plan ("MRIP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Sterling Heights Plant Savings Plan ("SHSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Coldwater Plant Retirement Savings Plan ("CRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan ("RRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation,
    Plymouth Plant Retirement Savings Plan ("PRSP"), the Borg-Warner Automotive Powertrain Systems Corporation, Seneca Plant Retirement Savings Plan ("SRSP"), the Borg-Warner Automotive Transmission Systems Corporation, Gallipolis Plant Retirement Savings Plan ("GRSP"), and the Borg-Warner Automotive Air/Fluid Systems Corporation of Michigan, Warren Savings Plan

("WSP"). During 1996, the Borg-Warner Retirement Savings Plan, Dixon Plant ("DRSP") was renamed as the Borg-Warner Automotive Air/Fluid Systems Corporation, Retirement Savings Plan ("AFSRSP") and the Borg-Warner Automotive Automatic Transmission Systems Corporation, Blytheville Plant merged into the AFSRSP.

Each plan's interest in the net assets of the Master Trust as of December 31, 1996 and 1995 is as follows:



                                           PERCENT OF MASTER TRUST NET ASSETS
                                           DECEMBER 31, 1996
                     -----------------------------------------------------------------------------------------------------
                                                PUTNAM
                     INVESTMENT      PUTNAM     S&P 500   GEORGE   BWA INC.  PUTNAM
                     CONTRACTS       VOYAGER    INDEX     PUTNAM   STOCK     INCOME   LOAN     PENDING          TOTAL
NAME OF PLAN         FUND            FUND       FUND      FUND     FUND      FUND     FUND     ACCOUNT           PLAN
BWARSP               21.51 %         22.04 %    9.33 %   19.67 %   4.01 %    1.17 %   .80 %      .07 %             78.60 %
IRSP                  1.49            1.40       .58      1.26      .45       .02     .07        .00                5.27
AFSRSP                 .72             .88       .35       .83      .36       .09     .03        .01                3.27
MRSP                   .07             .36       .15       .40      .08       .00     .04        .00                1.10
MRIP                  1.20            4.06      1.32      3.96      .20       .17     .05        .00               10.96
SHSP                   .02             .06       .03       .07      .04       .00     .01        .00                 .23
CRSP                   .01             .03       .02       .03      .01       .00     .00        .00                 .10
RRSP                   .01             .14       .05       .07      .06       .01     .01        .00                 .35
PRSP                   .01             .01       .01       .01      .00       .00     .00        .00                 .04
SRSP                   .01             .00       .00       .00      .00       .00     .00        .00                 .00
GRSP                   .00             .02       .01       .01      .00       .01     .00        .00                 .06
WSP                    .00             .01       .01       .00      .00       .00     .00        .00                 .02
                     -----           -----     -----     -----     ----      ----    ----        ---              ------
Total                25.05 %         29.01 %   11.86 %   26.31 %   5.21 %    1.47 %  1.01 %      .08 %            100.00 %
                     =====           =====     =====     =====     ====      ====    ====        ===              ======

                                           PERCENT OF MASTER TRUST NET ASSETS
                                           DECEMBER 31, 1996
                     -----------------------------------------------------------------------------------------------------
                                                PUTNAM
                     INVESTMENT      PUTNAM     S&P 500   GEORGE   BWA INC.  PUTNAM
                     CONTRACTS       VOYAGER    INDEX     PUTNAM   STOCK     INCOME   LOAN     PENDING          TOTAL
NAME OF PLAN         FUND            FUND       FUND      FUND     FUND      FUND     FUND     ACCOUNT           PLAN
BWARSP                26.94 %        20.70 %     8.10 %  19.68 %   3.37 %    .77 %     .73 %     .11 %             80.40 %
IRSP                   1.72           1.28        .48     1.20      .42      .01       .06       .00                5.17
DRSP                    .50            .42        .08      .37      .13      .00       .01       .00                1.51
BRSP                    .23            .21        .09      .23      .08      .00       .01       .00                 .85
MRSP                    .09            .31        .13      .32      .07      .00       .04       .00                 .96
MRIP                   1.41           3.84       1.23     3.99      .10      .17       .04       .01               10.79
SHSP                    .02            .02        .01      .03      .02      .00       .00       .00                 .10
CRSP                    .01            .02        .02      .02      .01      .00       .00       .00                 .08
RRSP                    .01            .03        .01      .02      .03      .00       .00       .00                 .10
PRSP                    .01            .01        .01      .01      .00      .00       .00       .00                 .04
                      -----          -----      -----    -----     ----      ---       ---       ---              ------
Total                 30.94 %        26.84 %    10.16 %  25.87 %   4.23 %    .95 %     .89 %     .12 %            100.00 %
                      =====          =====      =====    =====     ====      ===       ===       ===              ======


The net assets of the Master Trust are allocated to each plan based on the above percentages. Investments in the Master Trust at December 31, 1996 and 1995 and components of investment income for the Master Trust for the year ended December 31, 1996 are summarized in Note 6.

6.  MASTER TRUST INFORMATION

     The following tables present the carrying value of investments of the Master Trust as of December 31,1996 and 1995 and the components of investment income for the Master Trust for the year ended December 31, 1996:


                                                          DECEMBER 31
                                                         1996        1995
Carying value of investments (in thousands):
 Investment Contracts Fund                           $  101,350  $  102,880
 Putnam Voyager Fund                                    117,378      89,247
 Putnam S&P 500 Index Fund                               48,014      33,768
 The George Putnam Fund of Boston                       106,454      86,070
 Borg-Warner Automotive, Inc. Stock Fund                 21,087      14,053
 Putnam Income Fund                                       5,934       3,204
 Loan Fund                                                4,067       2,971
 Pending Account/Money Market Fund                          341         422
                                                     ----------  ----------
Total                                                $  404,625  $  332,615
                                                     ==========  ==========


                                                     YEAR ENDED DECEMBER 31, 1996
                                        ----------------------------------------------------
                                        NET APPRECIATION
                                        (DEPRECIATION)
                                        IN CARRYING VALUE       DIVIDEND       INTEREST
                                        OF INVESTMENTS          INCOME         INCOME
Investment income (in thousands):
 Investment Contracts Fund                                      $  6,304
 Putnam Voyager Fund                       $  4,602                7,307
 Putnam S&P 500 Index Fund                    8,274
 The George Putnam Fund of Boston             5,158                9,429
 Borg-Warner Automotive, Inc. Stock Fund      3,193                  299
 Putnam Income Fund                            (106)                 296
 Loan Fund                                                                      $  291
 Pending Account                                                       7
                                          ---------            ---------        ------
Total                                     $  21,121            $  23,642        $  291
                                          =========            =========        ======



                                     ******

                                                                        SCHEDULE


BORG-WARNER AUTOMOTIVE
DIVERSIFIED TRANSMISSION PRODUCTS CORPORATION,
MUNCIE PLANT RETIREMENT SAVINGS PLAN

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
(IN THOUSANDS)

                                                                          FAIR
DESCRIPTION                                             COST              VALUE

INVESTMENT IN MASTER TRUST                           $  4,316          $   4,555
                                                     ========          =========

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




              BORG-WARNER AUTOMOTIVE DIVERSIFIED TRANSMISSION PRODUCTS CORPORATION, MUNCIE PLANT, RETIREMENT SAVINGS PLAN AS AMENDED

Date: June 28, 1997      SIGNATURE                 TITLE


                 By:/s/ ROBIN J. ADAMS     Retirement Savings Plan Committee
                    ------------------     Member
                    Robin J. Adams

                    WILLIAM C. CLINE       Retirement Savings Plan Committee
                    ----------------       Member
                    William C. Cline

                    GERALDINE KINSELLA     Retirement Savings Plan Committee
                    ------------------     Member
                    Geraldine Kinsella

                    REGIS J. TRENDA        Retirement Savings Plan Committee
                    ---------------        Member
                    Regis J. Trenda

                                 EXHIBIT INDEX

Exhibit Number                                             Page

(23.1)   Consent of Deloitte & Touche LLP